RBC Funds Trust
100 South Fifth Street, Suite 2300
Minneapolis, MN 55402

February 1, 2010

Via EDGAR

Brion Thompson, Esq
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-1090

Re:	RBC Funds Trust, formerly known as Tamarack Funds Trust (the “Trust”) (SEC File Nos. 333-111986 / 811-21475), Registration Statement filed February 1, 2010.

Dear Mr. Thompson:

Pursuant to your request, in connection with your recent review of the above-referenced filing, the undersigned hereby acknowledges on behalf of the Trust that:

▪	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing;

▪

comments of the staff (the “Commission Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Commission Staff comments in the filing reviewed by the Commission Staff do not foreclose the Commission from taking any action with respect to the filing made; and

▪	the Trust may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 Release 2004-89 regarding the public release of comment letters and responses, we understand from you that the Commission Staff is requesting such acknowledgements from all investment companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Very truly yours,

/s/ Erik R.Preus

Erik R.Preus
President and Chief Executive Officer
RBC Funds Trust